DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

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Heerlen (NL), 26 September 2008

DSM invests in intelligent medication packaging

DSM Venturing, the corporate venturing unit of Royal DSM N.V., today announces that it has made an equity investment in The Compliers Group International B.V. (TCG). The Netherlands-based company focuses on the development of smart pharmaceutical packaging solutions that contain microchips which enable the monitoring of a patient's therapy compliance. Financial details of the investment will not be disclosed.

TCG's smart packaging solutions can be applied in any existing standard medication blister and will record when a pill has been removed from the blister. This information can be read out wirelessly (e.g. with a mobile phone) and made available to caregivers and patients in day-to-day medication therapy or to pharmaceutical companies or research organizations in clinical studies.

The system will help both patients and volunteers taking part in clinical studies to take their pills at the right time. Caregivers and pharmaceutical companies will be able to better diagnose or judge the effectiveness of medication. This can help to substantially reduce healthcare costs.

First proof of concept of TCG's "Objective therapy Compliance Measurement" (OtCM®) technology has been obtained. TCG also applies its technology in projects with Ministries of Health, health insurers and others, such as research organizations.

The investment is in line with DSM's ambition to build a leading position in Specialty Packaging, one of the four Emerging Business Areas as defined in its *Vision 2010* strategy. DSM's capabilities in Materials Sciences and Life Sciences enable the company to develop unique innovations for the packaging industries. Next to developing intelligent food packaging systems, DSM Specialty Packaging is also exploring opportunities in the rapidly developing smart packaging market for pharma and nutraceuticals. The cooperation with TCG will facilitate DSM Specialty Packaging's entrance into the markets where the convergence of the packed products, materials, systems and services is a key factor to deliver functional value to the users. Next to the investment DSM and TCG will work together on the development of new technologies.

Tony de Vrught, Vice President DSM Specialty Packaging says: *"Intelligent packaging systems aimed at improving patient adherence could substantially contribute to decreasing overall healthcare costs in the future as they reduce the need for more costly interventions. I see this as a logical step forward in combining our knowledge of Life Sciences and Materials Sciences opening up interesting perspectives in innovative packaging applications. I look forward to working with TCG to develop innovative solutions for this market."*

Jos Geboers and Willem Kort, Founders and Managing Directors of TCG: *"This partnership with DSM will help us to refine our product and market development path. Our combined capabilities will accelerate the global implementation of our products, technologies and services as DSM has unique knowledge in both Life Sciences and Materials Sciences."*

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This investment brings the total number of current company participations of DSM Venturing to 21. Venturing forms an integral part of DSM's open innovation approach, focused on teaming up with innovative players all over the world. The company has earmarked up to EUR 200 million for venturing investments until 2012.

DSM Venturing
DSM Venturing is an active investor in emerging companies and Venture Capital Funds in DSM's strategic growth fields Nutrition, Pharma and Performance Materials. DSM Venturing's mission is to explore emerging markets and technologies in these strategic growth fields in order to enhance DSM's product portfolio and create value. DSM Venturing also plays an active role in the development of several new DSM business opportunities in the so-called emerging business areas Biomedical, Industrial (White) Biotechnology, Specialty Packaging and Personalized Nutrition. For more information about DSM Venturing see www.dsm-venturing.com.

The Compliers Group
The Compliers Group (TCG) is a company with a proven start-up track record. Its activities focus on the development, research and marketing of its patented medication therapy compliance measurement systems and wireless medical telecommunication devices for consumers, i.e. patients, and professionals, i.c. prescribing physicians, medical specialists, pharmacists, nursing staff and caregivers. At present, TCG introduced self-adhesive "OtCM® activated" RFID labels for standard, existing medication blister packs for the purpose of Objective therapy Compliance Measurement (OtCM®). For more information about TCG see www.thecompliersgroup.com.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com.

For more information:

DSM Corporate Communications
Herman Betten
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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